June 22, 2018
VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	FedNat Holding Company
Registration Statement on Form S-3
Filed June 6, 2018
File No. 333-225464

Ladies and Gentlemen:

On behalf of FedNat Holding Company, a Florida corporation (the “Company”), we are submitting this letter and Amendment No. 1 to the Registration Statement on Form S-3 (the “Amendment”) in response to the comment letter dated June 13, 2018 (the “Comment Letter”) from the staff of the Securities and Exchange Commission.  This letter sets forth the response to the staff’s comment in the Comment Letter, and describes the changes made to the Amendment in response to this comment.

The heading and numbered paragraph of this response letter correspond to the heading and paragraph in the Comment Letter.

Registration Statement on Form S-3

Incorporation of Certain Documents by Reference, page 21

1.	Please incorporate by reference your Current Reports on Form 8-K filed on January 3, January 29, February 22, March 2, and May 29, 2018. Refer to Item 12(a)(2) of Form S-3.

Response:  The Company has amended page 21 to include the referenced Current Reports.

BROAD AND CASSEL LLP | ATTORNEYS AT LAW
One Biscayne Tower | 2 South Biscayne Blvd. 21st Floor Miami, FL 33131 | T: 305.373.9400 | F: 305.373.9443 | broadandcassel.com

U.S. Securities and Exchange Commission
June 22, 2018

If the staff has any follow-up questions regarding this response letter or the Amendment, please call me at (305) 373-9426.  We very much appreciate your assistance.

Very truly yours,

BROAD AND CASSEL LLP

/s/ Nina S. Gordon
Nina S. Gordon, P.A.

cc:	Michael H. Braun, Chief Executive Officer and President
FedNat Holding Company

BROAD AND CASSEL LLP | ATTORNEYS AT LAW